Exhibit (g)(4)

SECOND AMENDMENT

This Second Amendment is an amendment to the Amended and Restated Custodian Services Agreement (as previously Amended) between BlackRock Liquidity Funds (the “Fund”) and PFPC Trust Company (“PFPC Trust”) dated as of February 11, 2004 (the “Agreement”). The date of this Second Amendment is as of September 24, 2007.

WHEREAS, PFPC Trust serves as the custodian of the assets of each of the investment portfolios of the Fund (each, a “Portfolio”) pursuant to the Agreement; and

WHEREAS, the Fund may appoint one or more banks to serve as sub-custodians (each such bank, a “Tri-Party Repo Custodian”) to maintain a Portfolio’s assets and perform certain other activities for the limited purpose of facilitating that Portfolio’s engaging in tri-party repurchase agreement transactions (“Tri-Party Repurchase Transactions”);

NOW, THEREFORE, the Fund and PFPC Trust, intending to be legally bound, hereby agree as follows:

1.	For clarity and notwithstanding anything in the Agreement to the contrary, upon receipt of Oral or Written Instructions (as defined in the Agreement) (which instruction indicates that it relates to a Tri-Party Repurchase Transaction), PFPC Trust shall deliver cash and/or other assets of a Portfolio to a Tri-Party Repo Custodian, which delivery may be made without contemporaneous receipt by PFPC Trust of cash or other assets in exchange therefor.

2.	Notwithstanding anything in the Agreement to the contrary, and notwithstanding that the Tri-Party Repo Custodians are sub-custodians of the Fund’s assets (i) PFPC Trust shall not be deemed to have chosen a Tri-Party Repo Custodian as a sub-custodian of the Fund’s assets, (ii) none of the requirements applicable to sub-custodians under the Agreement shall be applicable to a Tri-Party Repo Custodian, (iii) PFPC Trust shall have no responsibility or liability for any action or inaction of a Tri-Party Repo Custodian, (iv) the Fund hereby indemnifies and agrees to defend PFPC Trust (including with respect to payment of attorney fees and any other costs or charges related to dispute resolution) with respect to any damages, liabilities, claims or expenses to which PFPC Trust may be subject in connection with any arrangement involving a Tri-Party Repo Custodian (provided that the Fund shall not be required to indemnify and defend PFPC Trust with respect to any such damages, liabilities, claims or expenses caused by PFPC Trust’s own willful misfeasance, bad faith, negligence or breach of the Agreement in the performance of PFPC Trust’s duties with respect to a Tri-Party Repurchase Transaction) and (v) PFPC Trust shall have no responsibility with respect to the form or content of any agreement entered into by the Fund and a Tri-Party Repo Custodian. The provisions of this Section 2 shall survive termination of the Agreement.

3.	The Fund shall ensure that any agreement entered into by the Fund on behalf of a Portfolio and a Tri-Party Repo Custodian shall provide that any assets to be released to the Fund in connection with such agreement shall be transferred only to the Portfolio’s Account (as defined in the Agreement) at PFPC Trust.

4.	As amended in this Amendment, the Agreement shall continue in full force and effect and be binding upon the parties hereto. This Amendment may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. A facsimile signature shall be binding upon the party so executing this Amendment.

Agreed:

BlackRock Liquidity Funds		PFPC Trust Company

By:		BY:
Name:	DONALD C. BURKE	Name:	EDWARD A. SMITH, III
Title:	TREASURER	Title:	VICE PRESIDENT & SENIOR DIRECTOR